NOTE PURCHASE AGREEMENT

AGREEMENT dated as of September 8, 2010, by and between Diversified Support Systems, LLC (the "Purchaser"), and River Falls Financial Services, LLC (the "Seller").

In consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **Sale of Note**. Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller, the Convertible Promissory Note dated July 31, 2009 (the "Note") of Debut Broadcasting Corporation, Inc. (the "Company") to Seller at a purchase price equal to $362,000 (the "Purchase Price"). The Purchase Price shall be paid in accordance with the Note executed and delivered by Purchaser at the closing. Seller shall retain a one-half interest in the Note pursuant to the Participation Agreement between the parties the date hereof.

2. **Representations of Seller**. Seller represents and warrants to Purchaser as follows:

   (a) Seller holds good title to the Note, free of any adverse claims or restrictions on transfer. The amount due on the Note as of the date hereof is $724,000, consisting of $650,000 principal and $74,000 accrued interest.

   (b) Neither the execution and delivery of this Agreement, Amendment No. 1 to Voting Agreement among Seller, Company and certain other parties, the Amended Unconditional Guaranties of certain affiliates of the Company to Purchaser, nor the sale of the Note contemplated hereby will constitute a default under or violate any term or provision of any agreement to which Seller or the Company is a party.

3. **Miscellaneous**.

   (a) *Waiver.* A party's failure to insist on compliance or enforcement of any provision of this Agreement, shall not affect the validity or enforceability or constitute a waiver of future enforcement of that provision or of any other provision of this Agreement by that party or any other party.

   (b) *Governing Law.* This Agreement shall in all respects be subject to, and governed by, the internal laws of the state of Ohio.

   (c) *Severability.* The invalidity or unenforceability of any provision in the Agreement shall not in any way affect the validity or enforceability of any other provision and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had never been in the Agreement.

   (d) *Assignment.* This Agreement, together with any amendments to it, shall be binding upon and shall inure to the benefit of the parties and their respective successors, assigns, heirs, and personal representatives.

(e) *Amendments.* This Agreement may be amended at any time by mutual consent of the parties, with any such amendment to be invalid unless in writing, signed by the parties hereto.

(f) *Entire Agreement.* This Agreement contains the entire agreement and understanding by and between the Purchaser and Sellers with respect to the matters covered herein, and no representations, promises, agreements, or understandings, written or oral, relating to the purchase of shares by Purchasers from Seller, not contained in this Agreement, including without limitation those provided in the Mutual Purchase Agreement dated July 26, 1986, shall be of any force or effect.

IN WITNESS WHEREOF, Seller and Purchasers have duly executed this Agreement as of the day and year first above written.

SELLER:
RIVER FALLS FINANCIAL SERVICES, LLC

BY: Ronald E. Heuer

PURCHASER:
DIVERSIFIED SUPPORT SYSTEMS, LLC

BY: Ronald E. Heuer